EXHIBIT 99.1

Block listing Six Monthly Return

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

+-------------------------------------------------------------------+
| 1. | Name of company     Xenova Group plc                         |
|----+--------------------------------------------------------------|
| 2. | Name of scheme      Exercise of Warrants                     |
|----+--------------------------------------------------------------|
| 3. | Period of return:      From    24 February 2005              |
|    |                                         to    23 August 2005 |
|----+--------------------------------------------------------------|
| 4. | Number and class of share(s) (amount  |  20,000,000 Ordinary |
|    | of stock/debt security) not issued    | Shares of 1p         |
|    | under scheme                          |                      |
|----+---------------------------------------+----------------------|
| 5. | Number of shares issued/allotted      | 17,190               |
|    | under scheme during period:           |                      |
|----+---------------------------------------+----------------------|
| 6. | Balance under scheme not yet          | 19,982,810 Ordinary  |
|    | issued/allotted at end of period      | Shares of 1p         |
|----+---------------------------------------+----------------------|
| 7. | Number and class of share(s) (amount  | 20,000,000 Ordinary  |
|    | of stock/debt securities) originally  | Shares of 1p         |
|    | listed and the date of admission;     |                      |
+-------------------------------------------------------------------+

+-------------------------------------------------------------------+
| Please confirm total number of shares in issue at the end of the  |
| period in order for us to update our records                      |
| 431,543,933 Ordinary Shares of 1p                                 |
+-------------------------------------------------------------------+

Contact for queries:
Name: Veronica Cefis Sellar

Address:Xenova Group plc, 957 Buckingham Avenue, Slough, Berkshire,
SL1 4NL

Telephone: 01753 706600

Person making return
Name: Daniel Abrams
Position: Finance Director

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